UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444 and 333-215911) and Form F-3 (File No. 333-198758).

Sequans Communications S.A. (the “Company”) hereby announces that at the combined ordinary and extraordinary meeting of shareholders held on June 29, 2018, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the attached Agenda, with the exception of the 18th proposal to approve a capital increase reserved for employees. The results are in line with the recommendations that were made by the Board of Directors.
American Depositary Shares representing 94,251,208 ordinary shares of the Company, and 143,000 ordinary shares, together representing 94,394,208 ordinary shares in total (99.89% of the ordinary shares outstanding as of the record date), were voted at the meeting.
Messrs. Zvi Slonimsky and Georges Karam were re-elected to the board. Mr. Wesley Cummins was elected as a new member of the board. Mr. Cummins is employed by Nokomis Capital LLC, an investment advisory firm which beneficially owns 9.9% of the outstanding shares of Sequans Communications and holds the majority of the Company’s outstanding convertible debt. Mr. Cummins has been an analyst with Nokomis Capital since October 2012. Mr. Cummins also currently services as a director of Telenav, Inc. and Vishay Precision Group, Inc. Prior to October 2012, Mr. Cummins held various positions at Harvey Partners and B. Riley & Co., an investment banking firm. Mr. Cummins holds a Bachelor of Science degree in Business Administration from Washington University in St. Louis, Missouri.

Sequans Communications S.A.
Agenda - Combined Ordinary and Extraordinary Meeting of Shareholders
June 29, 2018

Ordinary Matters

1.	Approval of the statutory financial statements for the year ended December 31, 2017

2.	Approval of the consolidated accounts for the year ended December 31, 2017

3.	Appropriation of net loss for the year ended December 31, 2017

4.	Agreements within the scope of Article L. 225-38 of the French Commercial Code

5.	Approval of the compensation plan for non-executive directors

6.	Renewal of Mr. Zvi Slonimsky as director

7.	Renewal of Mr. Georges Karam as director

8.	Appointment of Mr. Wesley Cummins as director

Extraordinary Matters

9.	Modification of article 19 of the by-laws regarding nomination of deputy statutory auditors

10.	Decision within the scope of Article L. 225-248 of the French Commercial Code

11.	Acknowledgment of capital restitution in conformity with Article L. 225-248, al.2 of the French Commercial Code

12.
Subject to the condition precedents that the renewal of Mr. Zvi Slonimsky and appointment of Mr. Wesley Cummins as directors are approved, issuance of 210,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, Mr. Yves Maitre and Mr. Wesley Cummins; powers to be granted to the Board of Directors

13.
Authorization granted to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and renunciation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

14.
Authorization granted to the Board of Directors to issue stock subscription warrants (“warrants”), and revocation of shareholders’ preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors

15.
Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors

16.	Setting an overall ceiling of 1,500,000 for issues of stock subscription options and stock warrants

17.
Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €800,000 by issuing shares and/or securities that confer rights to Sequans Communications S.A.’s (the “Company”) equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class, and to amend the terms of any debt securities issued under this or prior delegations authorized by vote of the shareholders.

18.
Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

19.	Approval of amendment of terms of the convertible note approved by the Board of Directors on April 8, 2015

20.	Approval of amendment of terms of the convertible note approved by the Board of Directors on April 26, 2016

21.	Powers and formalities
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: July 2, 2018	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer